EXHIBIT 99.1

BCE

2013 **FIRST QUARTER** SHAREHOLDER REPORT

Q1

MAY 8, 2013

Contents

Caution Regarding Forward-Looking Statements	3
About Our Business	4
Quarterly Financial Information	8
Financial Results Analysis	9
Consolidated Analysis	9
Segmented Analysis	13
Financial and Capital Management	19
Updates to Our Regulatory Environment	22
Assumptions and Risks that Could Affect Our Business and Results	22
Our Accounting Policies	25
Controls and Procedures	27
Non-GAAP Financial Measures	27
Consolidated Financial Statements	29
Notes to Consolidated Financial Statements	33

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries, joint ventures and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the first quarter of 2013 when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2012 dated March 7, 2013 (BCE 2012 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to May 8, 2013, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2012 dated March 7, 2013 (BCE 2012 AIF) and recent financial reports on BCE’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q1) ended March 31, 2013 and 2012.

Caution Regarding Forward-Looking Statements

This MD&A and, in particular, but without limitation, the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, contains forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of the business outlook of Bell’s Wireline, Wireless and Media segments, the expected timing and completion of our proposed acquisition of Astral Media Inc. (Astral), our broadband fibre, Internet protocol television (IPTV) and wireless networks deployment plans, and BCE’s business objectives and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at May 8, 2013 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on May 8, 2013. Certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this MD&A include, without limitation, those described in the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, which section is incorporated by reference in this cautionary statement. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2012 Annual MD&A remain substantially unchanged.
     Important risk factors including, without limitation, competitive, regulatory, operational, technological, economic and financial risks that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this MD&A, include, but are not limited to, the risks described in the sections of this MD&A entitled Updates to Our Regulatory Environment and Assumptions and Risks that Could Affect Our Business and Results, which sections are incorporated by reference in this cautionary statement. We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or results of operations.

BCE INC.   Q1 2013   QUARTERLY REPORT   3

Management’s Discussion and Analysis

     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 8, 2013. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

QUARTER IN REVIEW

At Bell, in the first quarter of 2013, we delivered healthy growth in EBITDA1 and Adjusted earnings per share (EPS)2, which together with a sustained cash flow profile enabled disciplined capital investment in strategic areas for future growth. Bell Wireless maintained double-digit EBITDA growth, margin expansion and strong postpaid operating metrics, while our Bell Wireline segment progressed in its ongoing business transformation to improve revenue and EBITDA results. Bell Media delivered solid profitability in a challenging advertising market, generating increased operating efficiencies.
     Bell service revenues increased 1.3% this quarter, driven by our growth services, including wireless, television (TV), Internet, and business services such as data hosting and cloud computing. This was offset by a 9.0% decrease in product revenues, resulting in a 0.3% increase in total Bell revenues year over year. Product revenues were particularly strong in the first quarter of 2012 as a result of significant data equipment sales to large enterprise customers in the government sector that did not recur this year.
     Wireless revenue grew 6.3%, reflecting strong postpaid subscriber growth and higher blended average revenue per user (ARPU), fuelled by increased wireless data usage from greater smartphone penetration and adoption of richer rate plans that include more data.
     The pace of decline in Wireline revenues, which decreased 2.8% in Q1 2013, improved over all previous quarters in 2012, reflecting steady Fibe TV and Fibe Internet customer growth, slowing voice revenue decline, the subsiding year-over-year impact of accelerated upfront discounts and credits on residential bundle offers, and price increases across all residential services.
     Media revenues were relatively stable, increasing 0.2% year over year, as higher subscriber fee revenue driven by contractual market-based rate increases to broadcast distributors for certain Bell Media specialty TV services was largely offset by lower advertising revenues from reduced customer spending due to a slow-growing economy.
     Bell’s EBITDA increased 2.1% in the first quarter of 2013, driven by strong double-digit Wireless and Media EBITDA growth of 11.6% and 21.0%, respectively. This was moderated by Bell Wireline’s EBITDA decline of 4.5% in the quarter, which included a $14 million reduction related to a Canadian Radio-television and Telecommunications Commission (CRTC) decision affecting our wholesale high-speed access services business. Excluding this regulatory impact, Bell Wireline EBITDA decreased 3.1%, year over year, reflecting the ongoing loss of high-margin legacy voice and data revenues and the impact of aggressive price competition. As a result of healthy EBITDA growth in the quarter, consistent with our plan, Bell’s consolidated EBITDA margin expanded to 37.7% in Q1 2013 from 37.1% in Q1 2012. This margin improvement was the result of the flow-through of higher wireless ARPU, combined with relatively stable rates of investment in wireless subscriber acquisition and retention, diminishing wireline voice erosion, the lower year-over-year impact from upfront costs to grow our Bell Fibe TV customer base, and operating cost reductions at Bell Wireline and Bell Media.

1

EBITDA is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 of BCE’s Q1 2013 consolidated financial statements. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details.

2

Adjusted EPS is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measures.

4   BCE INC.   Q1 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Customer Connections

	NET ACTIVATIONS					TOTAL CONNECTIONS
	Q1 2013	Q1 2012	CHANGE	% CHANGE		Q1 2013	Q1 2012	CHANGE	% CHANGE
Wireless	(8,957)	(21,327)	12,370	58.0%		7,672,075	7,406,155	265,920	3.6%
Postpaid	59,497	62,576	(3,079)	(4.9%	)	6,484,542	6,037,742	446,800	7.4%
Prepaid	(68,454)	(83,903)	15,449	18.4%		1,187,533	1,368,413	(180,880)	(13.2%	)
High-speed
Internet	1,931	12,393	(10,462)	(84.4%	)	2,117,174	2,104,192	12,982	0.6%
TV	13,971	17,623	(3,652)	(20.7%	)	2,169,954	2,111,675	58,279	2.8%
Total growth services	6,945	8,689	(1,744)	(20.1%	)	11,959,203	11,622,022	337,181	2.9%
NAS	(108,446)	(96,530)	(11,916)	(12.3%	)	5,536,493	6,005,126	(468,633)	(7.8%	)

At Bell Wireless, we maintained operating momentum this quarter with higher postpaid gross activations over last year, reflecting strong sales and marketing execution, and an attractive device lineup. We also continued to lower postpaid customer churn, which improved 10 basis points to 1.25%, and grew blended ARPU 3.9% by increasing our smartphone customer mix and increasing our penetration in western Canada. Smartphone subscribers represented 68% of our postpaid customer base at the end of Q1 2013, up from 52% one year earlier. While postpaid gross activations and customer churn improved, there were fewer customer migrations from prepaid service plans compared to Q1 2012 resulting in a decrease in postpaid net activations of 4.9% in Q1 2013 to 59,497. Prepaid net customer losses improved 18.4% in Q1 2013 to 68,454, reflecting fewer customer deactivations, year over year.
     We added 47,463 new net Fibe TV subscribers this quarter, up 41.9% over last year, bringing the total number of Fibe TV customers at the end of Q1 2013 to 295,761. This result reflected the growth in customer demand for Fibe TV, as we continued to expand our IPTV service footprint and offered more competitive residential bundles in our core urban markets where Fibe TV and Fibe Internet services are available. Total TV net subscriber activations in Q1 2013 decreased 20.7% to 13,971 as a result of lower satellite TV net activations attributable to aggressive customer conversion offers from cable TV competitors and the roll-outs of IPTV service by other competing service providers.
     High-speed Internet net subscriber activations were 1,931 in the first quarter of 2013, down from 12,393 in the first quarter of 2012. Although high-speed Internet net activations decreased year over year, mainly due to higher residential customer churn driven by aggressive service bundle offers from the cable competitors, Internet subscriber activations this quarter reflected the continued strong pull-through of Fibe TV and improved business customer activations.
     Residential network access services (NAS) net losses were 83,557 in Q1 2013, or 17.5% higher year over year, due mainly to increasing wireless and Internet-based technology substitution of wireline voice services, as well as competition from cable TV competitors. However, we continued to experience lower rates of residential NAS turnover in our Fibe TV service areas. Business NAS losses in Q1 2013 improved 2.1% to 24,889, mainly as a result of fewer NAS losses in our large and mid-sized customer units, while our wholesale business unit also had fewer NAS losses. Business NAS losses continued to reflect ongoing conversion of voice lines to IP-based services and a continued softness in new business growth.
     In Q1 2013, Bell Media’s conventional TV channel, CTV, broadcast the three most watched TV events of the year: The Super Bowl; The Academy Awards; and The Golden Globe Awards. With the end of the National Hockey League (NHL) labour dispute in mid-January, NHL hockey viewership on TSN was up 11% year over year, while RDS audience levels were up over 24%. TSN and RDS also announced a new multi-platform broadcast agreement with the Canadian Football League (CFL) that extends their partnership through to 2018 with media rights to all CFL pre-season and regular season games, playoffs and the Grey Cup. Bell Media’s non-sports specialty TV services continued to post strong audience growth with 7 of the top 20 TV programs, led by increases at Bravo, E! and CP 24.
     BCE operating revenues grew 0.2% in Q1 2013, while EBITDA increased 1.7%. This was driven by improved year-over-year performance at Bell, as described above. Bell Aliant’s revenue was slightly higher and EBITDA was unchanged year over year.
     BCE’s cash flows from operating activities were $1,040 million in Q1 2013, down $162 million over last year. Similarly, free cash flow3 available to BCE’s common shareholders decreased $84 million this quarter to $247 million, mainly as a result of decreased working capital due to the timing of accounts receivable collections given fewer business days in the first quarter of 2013 compared to the same quarter last year, and higher income taxes paid.

3

Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE INC.   Q1 2013   QUARTERLY REPORT   5

Management’s Discussion and Analysis

     Capital expenditures at Bell this quarter decreased 12.6% to $594 million, mainly due to higher spending in Q1 2012 for the construction of our 4G (Fourth Generation) long-term evolution (LTE) network in urban markets, retail store expansion in western Canada, the development of customer self-service tools, and upgrades to Bell Media’s broadcast studios and purchases of TV production equipment in preparation for the London Summer Olympic Games. The year-over-year decrease in Bell’s capital expenditures was also impacted by adverse weather conditions experienced during the quarter, which precipitated a delay in capital spending on further broadband fibre deployment and IPTV service footprint expansion.
     BCE’s net earnings attributable to common shareholders increased 6.6% in Q1 2013 to $566 million, or $0.73 per common share, from $531 million, or $0.69 per common share, in Q1 2012. The year-over-year increase in earnings was the result of higher EBITDA, recognition of a pension surplus entitlement, and net gains on equity derivative contracts entered into to economically hedge our share-based compensation liabilities. These were offset partly by higher depreciation expense this quarter and lower income tax expense in Q1 2012. Adjusted EPS was $0.77 per common share this quarter, up 11.6% over Q1 2012.

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Common share dividend increase

On February 6, 2013, BCE’s Board of Directors approved a $0.06 per share increase in the annual common share dividend from $2.27 per share to $2.33 per share, effective with BCE’s first quarter 2013 dividend payable on April 15, 2013. This dividend increase represents BCE’s ninth increase to the annual common share dividend since the fourth quarter of 2008, representing a 60% overall increase.

New $1 billion public debt offering

On March 22, 2013, Bell Canada completed its public offering of $1 billion medium-term notes (MTN) Debentures, Series M-26 (Series M-26 MTN Debentures). The Series M-26 MTN Debentures, which are dated March 22, 2013, will mature on March 22, 2023 and carry an annual interest rate of 3.35%. These debentures are fully and unconditionally guaranteed by BCE. The net proceeds of this offering are intended to be used for general corporate purposes, including the repayment of outstanding commercial paper, and funding a portion of the cost of BCE’s pending acquisition of Astral, which remains subject to approval by the CRTC. With this new issue, Bell Canada’s average annual pre-tax cost of debt declines by 0.19% to 5.02%, with an average term to maturity of 9.9 years.

Redemption of Series EA Debentures

On February 11, 2013, Bell Canada redeemed, prior to maturity, all of its outstanding 10% Debentures, Series EA (Series EA Debentures), with a principal amount of $149,641,000, due June 15, 2014. The Series EA Debentures were redeemed at a price equal to $1,113.389 per $1,000 of principal amount of debentures plus $15.89 for accrued and unpaid interest up to, but excluding, the date of redemption, resulting in a total redemption premium of $17 million. This early redemption is expected to benefit net earnings and free cash flow through refinancing high interest rate debt at a significantly lower cost.

Unlimited usage option on all Bell Internet plans

Leveraging the success of our next-generation Fibe network, in January 2013 we introduced a $10 per month unlimited Internet add-on option for customers in Québec and Ontario who choose a Bell triple bundle with Bell TV, Bell Internet and either Bell Home Phone or Bell Mobility wireless service. Bell customers who do not subscribe to all three services also can obtain unlimited Internet usage for $30 per month. With these options, Bell is maximizing customers’ online experience with affordable unlimited Internet usage options.

Fibe TV subscriber base nears 300,000 as footprint expands to over 3.5 million homes

We added 47,463 net new Fibe TV customers this quarter, bringing the total number of IPTV subscribers to 295,761 at the end of the first quarter of 2013. This was supported by the continued expansion of our Fibe TV footprint in communities across Ontario and Québec. At March 31, 2013, Bell’s IPTV footprint reached more than 3.5 million households, up from 2.2 million households at the end of Q1 2012.

6   BCE INC.   Q1 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Expanded multi-platform sports coverage and TV programming

Bell provides the most extensive coverage of the NHL Hockey season on TV, radio and mobile devices. Bell Wireless offers live coverage of all 720 regular season NHL games on smartphones and tablets. TSN and TSN2 are broadcasting 88 live games. RDS and RDS2 are delivering live broadcasts of 109 regular season match-ups from across the NHL, including all 48 Montréal Canadiens games. TSN Jets is providing live coverage of 38 Winnipeg Jets games. Bell Media’s radio properties, including TSN Radio, TEAM 1020 and TEAM 1200, are broadcasting collectively 24 Toronto Maple Leafs games as well as all Montréal Canadiens, Ottawa Senators, Winnipeg Jets and Vancouver Canucks games. TSN Radio broadcasts also are streaming live through TSN.ca/Radio and the TSN Mobile App, while TEAM 1020 and TEAM 1200 are streaming live from their station homepages.
     As the official broadcasters of Major League Soccer (MLS) in Canada, Bell Media’s specialty sports TV channels, TSN and RDS, each are providing live coverage of more than 30 regular season games featuring the Montréal Impact, Toronto FC and Vancouver Whitecaps, plus the MLS All-Star Game, MLS Cup Playoffs and MLS Cup 2013. All games broadcast also will be available live on Bell Mobile TV.
     Bell Fibe TV expanded its library of on-demand content with the addition of programming from nine of Canada’s most popular French-language specialty channels. The new content cuts across many genres, including popular drama, comedy, lifestyle and music programming, giving Fibe TV customers on-demand access to popular French shows and enhancing Bell’s competitiveness in Québec.
     Bell TV also expanded its multicultural offerings in the quarter with the introduction of six new channels focused on South Asian programming.

The Source expands with plans for 20 new stores in 2013

The Source (Bell) Electronics Inc. (The Source) announced plans to open 20 new stores across western Canada, Ontario, Québec and Newfoundland in 2013. Combined with the 67 new stores opened in 2012, the new locations will bring the total number of The Source locations to more than 700. Approximately 70% of Canadians live within 5 kilometres of a The Source store.

Wireless device lineup expanded

Bell Wireless continued to bring customers the latest in wireless technology with the introduction of several new devices, including the BlackBerry Z10 and Novatel Wireless’ MiFi 2 Personal Hotspot, which enables customers to connect up to 10 devices to Bell’s 4G LTE network at speeds faster than many fixed wireline connections.

Update on proposed acquisition of Astral

On March 4, 2013, BCE received Competition Bureau clearance for its proposed acquisition of Astral based on a consent agreement under which BCE is required to divest the TV services identified in BCE’s revised proposal to the CRTC made public on March 6, 2013. BCE’s revised proposal to the CRTC includes $174.6 million in tangible benefits for Canadian broadcasting. The CRTC’s public hearing to consider the revised BCE proposal started on May 6, 2013 and we are expecting a decision by the CRTC over the coming weeks. Given the need for CRTC approval, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions currently contemplated. The outside date for completion of the transaction is June 1, 2013, with each of Astral and BCE having the right to further postpone it to July 31, 2013 if required to obtain CRTC approval. A break-up fee of $150 million is payable by BCE to Astral should the proposed transaction not close before the outside date for failure to obtain regulatory approvals. BCE is targeting an early summer closing of the transaction, pending CRTC approval.

BCE INC.   Q1 2013   QUARTERLY REPORT   7

Management’s Discussion and Analysis

Quarterly Financial Information

BCE’s 2013 first quarter interim condensed financial report was prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting.
     The following table shows selected consolidated financial data of BCE, prepared in accordance with IFRS, for the eight most recent completed quarters.
     We have restated some of the amounts for the previous periods in the consolidated financial statements as a result of the adoption of the amended IAS 19, Employee Benefits and IFRS 11, Joint Arrangements, as described in Our Accounting Policies section.

	2013	2012				2011
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating revenues	4,919	5,161	4,982	4,925	4,910	5,167	4,911	4,957
EBITDA(1)	1,962	1,896	2,019	2,044	1,929	1,871	1,943	1,989
Severance, acquisition and other costs	(33)	(69)	(25)	(20)	(19)	1	(130)	(219)
Depreciation	(675)	(693)	(673)	(666)	(646)	(662)	(631)	(639)
Amortization	(163)	(175)	(180)	(178)	(181)	(181)	(180)	(183)
Net earnings	672	765	644	836	631	536	699	645
Net earnings attributable to common shareholders	566	666	527	732	531	451	608	554
Net earnings per common share
Basic	0.73	0.86	0.68	0.94	0.69	0.58	0.78	0.72
Diluted	0.73	0.86	0.68	0.94	0.69	0.58	0.78	0.72
Included in net earnings:
Severance, acquisition and other costs	(23)	(46)	(19)	(15)	(14)	2	(82)	(162)
Net gains on investments	2	248	–	–	8	–	–	89
Premium on early redemption of debt	(12)	–	–	–	–	–	–	(1)
Adjusted net earnings(1)	599	464	546	747	537	449	690	628
Adjusted EPS(1)	0.77	0.60	0.70	0.97	0.69	0.58	0.88	0.82
Average number of common shares outstanding – basic (millions)	775.7	775.0	774.2	773.7	774.3	778.1	777.6	776.6

(1)

The terms EBITDA, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – EBITDA and Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, a reconciliation to the most comparable IFRS financial measures.

8   BCE INC.   Q1 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about BCE’s performance in Q1 2013. It focuses on BCE’s consolidated operating results and provides financial information for each of its operating segments.

CONSOLIDATED ANALYSIS

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Operating revenues	4,919	4,910	9	0.2%
Operating costs	(2,957)	(2,981)	24	0.8%
EBITDA	1,962	1,929	33	1.7%
Severance, acquisition and other costs	(33)	(19)	(14)	(73.7%	)
Depreciation	(675)	(646)	(29)	(4.5%	)
Amortization	(163)	(181)	18	9.9%
Finance costs
Interest expense	(221)	(207)	(14)	(6.8%	)
Interest on post-employment benefit obligations	(37)	(33)	(4)	(12.1%	)
Other income (expense)	80	(21)	101	n.m.
Earnings before income taxes	913	822	91	11.1%
Income taxes	(241)	(191)	(50)	(26.2%	)
Net earnings	672	631	41	6.5%
Net earnings attributable to:
Common shareholders	566	531	35	6.6%
Preferred shareholders	33	35	(2)	(5.7%	)
Non-controlling interest	73	65	8	12.3%
Net earnings	672	631	41	6.5%
Adjusted net earnings attributable to common shareholders	599	537	62	11.5%
Net earnings per common share	0.73	0.69	0.04	5.8%
Adjusted EPS	0.77	0.69	0.08	11.6%

n.m.: not meaningful

Operating Revenues

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Bell Wireline	2,508	2,579	(71)	(2.8%	)
Bell Wireless	1,409	1,326	83	6.3%
Bell Media	513	512	1	0.2%
Inter-segment eliminations	(82)	(83)	1	1.2%
Bell	4,348	4,334	14	0.3%
Bell Aliant	684	682	2	0.3%
Inter-segment eliminations	(113)	(106)	(7)	(6.6%	)
Total BCE operating revenues	4,919	4,910	9	0.2%

Total operating revenues for BCE were up 0.2% in the first quarter of 2013 due to higher revenues at both Bell and Bell Aliant compared to the first quarter of 2012.
     Total Bell operating revenues increased 0.3% in the first quarter of 2013, comprised of service revenues of $3,987 million, which were 1.3% higher than in the first quarter of 2012, and product revenues of $361 million, which decreased 9.0% year over year.
     Bell Wireline revenues decreased 2.8% in the first quarter of 2013, mainly as a result of the continued decline in legacy voice and data revenues, and lower year-over-year business data product sales. Data product revenues were particularly strong in the first quarter of 2012 as a result of significant sales to large enterprise customers in the government sector that did not recur this year. Increased revenues from our TV and Internet services, higher IP broadband connectivity revenues, as well as growth in data hosting, moderated the year-over-year decline in Bell Wireline revenues this quarter. This result for Q1 2013 represents improved performance over previous quarters in 2012, reflecting continued steady Fibe TV and Fibe Internet customer growth, slowing voice revenue decline, the reduced year-over-year financial impact of accelerated upfront discounts and credits on residential bundle offers and price increases across all residential services.
     Bell Wireless revenues grew 6.3% in the first quarter of 2013 as a result of increased service revenues from a larger postpaid customer base and increased data usage that generated higher blended ARPU year over year.

BCE INC.   Q1 2013   QUARTERLY REPORT   9

Management’s Discussion and Analysis

     Bell Media revenues were relatively unchanged this quarter increasing 0.2% compared to the first quarter of 2012, due to higher subscriber fee revenue driven by market-based rate increases charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports services. This was largely offset by lower advertising revenues compared to last year.
     Bell Aliant revenues were modestly higher this quarter, increasing 0.3% over Q1 2012, mainly as a result of growth in Internet, TV and wireless.
     See Financial Results Analysis – Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Costs

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Bell Wireline	(1,550)	(1,576)	(26)	(1.6%	)
Bell Wireless	(824)	(802)	22	2.7%
Bell Media	(415)	(431)	(16)	(3.7%	)
Inter-segment eliminations	82	83	1	1.2%
Bell	(2,707)	(2,726)	(19)	(0.7%	)
Bell Aliant	(363)	(361)	2	0.6%
Inter-segment eliminations	113	106	(7)	(6.6%	)
Total BCE operating costs	(2,957)	(2,981)	(24)	(0.8%	)

BCE operating costs decreased 0.8% in the first quarter of 2013 as a result of lower operating costs at Bell’s Wireline and Media segments, offset partly by higher operating costs at Bell Wireless and Bell Aliant.
     Total Bell operating costs decreased 0.7% in the first quarter of 2013, due to lower operating costs at our Bell Wireline and Bell Media segments. This was partly offset by higher year-over-year operating costs at Bell Wireless consistent with growth in revenues.
     The 1.6% improvement in Bell Wireline operating costs this quarter was attributable primarily to lower cost of goods sold consistent with decreased product revenues year over year, lower wireline network repair and maintenance costs, reduced payments to other carriers, decreased labour costs, lower bad debt expense, decreased print and mail costs due to increased customer use of online billing, further reductions in external supplier contract rates for billing and information technology (IT)-related services, as well as cost savings from reduced residential customer call volumes and field service productivity improvements. These factors were offset partly by increased Bell TV programming costs, higher costs to support and deliver managed service and professional service solutions to our business customers, increased real estate costs, and increased marketing and sales expenses. Bell Wireline operating costs this quarter also included a charge related to a CRTC decision affecting our wholesale high-speed access services business.
     Bell Wireless operating costs in Q1 2013 were up 2.7% compared to Q1 2012. The increase was due to higher wireless handset discounts driven by heavy discounting of smartphone prices in response to competitors’ offers, greater customer retention spending year over year, higher payments to other carriers driven by increased data roaming volume, as well as higher real estate costs associated with retail distribution and network expansion. These factors were offset partly by lower labour costs driven by reduced customer call volumes and productivity improvements, lower wireless content costs, decreased bad debt expense and lower sales-related costs.
     Bell Media operating costs decreased 3.7% this quarter reflecting savings in conventional TV programming and production costs and reduced labour expenses. Lower year-over-year amortization of the fair value of certain programming rights which resulted from the allocation of the purchase price for CTV also contributed to the improvement in Bell Media’s operating costs in Q1 2013.
     Bell Aliant’s operating costs in Q1 2013 increased 0.6%, due mainly to higher costs related to Bell Aliant’s FibreOP TV service, higher wireless handset discounts and a charge related to a CRTC decision impacting its wholesale high-speed access services business. Lower labour costs and savings from productivity initiatives and operating efficiencies largely offset the increase in Bell Aliant’s operating costs this quarter.
     Total post-employment benefit plans service cost at BCE increased to $77 million in the first quarter of 2013 from $66 million in the first quarter of 2012. These costs totalled $61 million at Bell in Q1 2013, up from $52 million in Q1 2012, reflecting a lower discount rate used to value post-employment benefit obligations compared to last year. Similarly, post-employment benefit plans service cost at Bell Aliant increased to $16 million this quarter from $14 million in Q1 2012.

10   BCE INC.   Q1 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

EBITDA

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Bell Wireline	958	1,003	(45)	(4.5%	)
Bell Wireless	585	524	61	11.6%
Bell Media	98	81	17	21.0%
Bell	1,641	1,608	33	2.1%
Bell Aliant	321	321	–	0.0%
Total BCE EBITDA	1,962	1,929	33	1.7%

EBITDA at BCE increased 1.7% in the first quarter of 2013, corresponding to an EBITDA margin of 39.9% compared to 39.3% in the first quarter of 2012. The year-over-year improvement was due to higher EBITDA at Bell. Bell Aliant’s EBITDA was unchanged year over year.
     Bell’s EBITDA was up 2.1% this quarter, driven by higher Wireless and Media EBITDA, offset partly by lower Wireline EBITDA. This resulted in a year-over-year improvement in Bell’s consolidated EBITDA margin to 37.7% in Q1 2013 from 37.1% in Q1 2012. This margin improvement can be attributed to the strong flow-through of higher wireless ARPU combined with a relatively stable rate of investment in subscriber acquisition and retention costs, diminishing wireline voice erosion, the subsiding year-over-year impact of upfront costs to grow our Bell Fibe TV customer base, and further operating cost reductions as described above.
     See Financial Results Analysis – Segmented Analysis for a discussion of EBITDA on a segmented basis.

Severance, Acquisition and Other Costs

2013

We recorded severance, acquisition and other costs of $33 million in the first quarter of 2013. These included:

  severance costs related to voluntary and involuntary workforce reduction initiatives of $23 million acquisition costs and other charges of $10 million.

2012

We recorded severance, acquisition and other costs of $19 million in the first quarter of 2012. These included:

  severance costs related to voluntary and involuntary workforce reduction initiatives of $14 million acquisition and other costs of $5 million.

Depreciation and Amortization

Depreciation

Depreciation of $675 million in the first quarter of 2013 represented an increase of $29 million, or 4.5%, compared to $646 million for the same period last year due to a higher depreciable asset base in 2013 as we continued to invest in our broadband and wireless networks, as well as our IPTV service. This was partly offset by a decrease in depreciation expense due to an increase in the estimate of useful lives of certain assets.

Amortization

Amortization of $163 million in the first quarter of 2013 decreased compared to $181 million for the same period last year as intangible assets became fully amortized, resulting in a lower asset base in 2013. In addition, amortization decreased due to an increase in the estimate of useful lives of certain assets.
     Amortization expense relating to the fair value of certain programming rights, which resulted from the allocation of the purchase price for CTV, was $18 million in the first quarter of 2013 compared to $23 million in the same period last year and was included in operating costs.

BCE INC.   Q1 2013   QUARTERLY REPORT   11

Management’s Discussion and Analysis

Finance Costs

Interest expense

Interest expense of $221 million in the first quarter of 2013 represented an increase of $14 million, or 6.8%, compared to $207 million in the same period last year. Interest expense on the finance lease for a new satellite which was placed in service in June 2012 and interest on higher average debt levels were partly offset by lower average interest rates on debt.

Interest on post-employment benefit obligations

Interest on post-employment benefit obligations of $37 million in the first quarter of 2013 represented an increase of $4 million, or 12.1%, compared to $33 million in the same period last year. The increase is due to interest on a higher benefit obligation, partly offset by a lower discount rate used to value our post-employment benefit obligations because of a reduction in market interest rates.

Other Income (Expense)

2013

Other income of $80 million in the first quarter of 2013 was due to net mark-to-market gains on derivatives used as economic hedges of $71 million and the recognition of a pension surplus entitlement of $36 million in the second half of 2013 or early 2014. These were offset partly by losses on disposal and retirements of software, plant and equipment of $12 million, as well as a premium paid of $17 million on the early redemption of debt on Bell Canada’s Series EA Debentures.

2012

Other expense of $21 million in the first quarter of 2012 was due to net mark-to-market losses on derivatives used as economic hedges of $23 million offset partly by a gain on investment of $8 million.

Income Taxes

Income taxes of $241 million in the first quarter of 2013 represented an increase of $50 million, or 26.2%, compared to $191 million in the same period last year due to higher taxable income in 2013 and favourable resolutions of uncertain tax positions in 2012.

Net Earnings and EPS

Net earnings attributable to common shareholders in the first quarter of 2013 was $566 million, or $0.73 per common share, compared to net earnings attributable to common shareholders of $531 million, or $0.69 per common share for the same period last year. The increase in 2013 was a result of a higher net mark-to-market gain on derivatives used as economic hedges, recognition of a pension surplus entitlement and higher EBITDA. These increases were offset partly by higher depreciation and tax expense.
     Excluding the impact of severance, acquisition and other costs, net gain on investments, and premium on early redemption of debt, adjusted net earnings4 was $599 million in the first quarter of 2013, an increase of $62 million compared to $537 million for the same period last year. As a result, Adjusted EPS increased 11.6% in the first quarter of 2013 to $0.77 per common share from $0.69 per common share in the first quarter of 2012.

4

Adjusted net earnings is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted EPS in this MD&A for more details including a reconciliation to the most comparable IFRS financial measures.

12   BCE INC.   Q1 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

SEGMENTED ANALYSIS

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

Bell Wireline Segment

Bell Wireline Revenue

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Local and access(1)	646	693	(47)	(6.8%	)
Long distance	184	212	(28)	(13.2%	)
Data(1)	1,433	1,422	11	0.8%
Equipment and other(1)	164	172	(8)	(4.7%	)
Total external revenues	2,427	2,499	(72)	(2.9%	)
Inter-segment revenues	81	80	1	1.3%
Total revenue	2,508	2,579	(71)	(2.8%	)

(1)	We have reclassified amounts for the prior period to make them consistent with the presentation for the current period.

Bell Wireline revenues were down 2.8% in the first quarter of 2013, reflecting lower year-over-year local and access, long distance, and equipment and other revenues. This result represents improved performance over previous quarters in 2012, reflecting continued steady Fibe TV and Fibe Internet customer growth, slowing voice revenue decline, the subsiding year-over-year impact of accelerated upfront discounts and credits on residential bundle offers, price increases across all residential services.

Local and access

	Q1 2013	Q1 2012	CHANGE	% CHANGE
NETWORK ACCESS SERVICE (NAS) LINES
Residential	2,856,757	3,205,002	(348,245)	(10.9%	)
Business	2,679,736	2,800,124	(120,388)	(4.3%	)
Total	5,536,493	6,005,126	(468,633)	(7.8%	)
NAS NET LOSSES
Residential	(83,557)	(71,119)	(12,438)	(17.5%	)
Business	(24,889)	(25,411)	522	2.1%
Total	(108,446)	(96,530)	(11,916)	(12.3%	)

Local and access revenues declined 6.8% in the first quarter of 2013. The decrease reflected the ongoing decline in local NAS lines driven by aggressive competition in the residential and small business markets, technological substitution to wireless and Internet-based services, as well as business customer conversions to IP-based data services and networks from legacy voice services. Price matching of competitive residential service bundle offers and repricing pressures in our business and wholesale markets also contributed to the decrease in local and access revenues this quarter. These factors were partly offset by increases in monthly local rates implemented in the first quarter of 2013.
     Total NAS net losses increased 12.3%, or 11,916, in the first quarter of 2013 compared to the same quarter in 2012, reflecting a higher number of residential access line losses. As a result, the annualized rate of NAS erosion increased to 7.8% this quarter from 6.4% in the first quarter of 2012. however, this represents a relatively stable rate of NAS erosion when compared to the previous quarter’s annualized rate of 7.5%.
     Residential NAS net losses in Q1 2013 were 17.5%, or 12,438, higher year over year, due mainly to wireless and Internet-based technology substitution of local services, which continues to steadily increase, as well as heavily discounted service bundle promotions from the cable TV competitors in Ontario and Québec that persisted throughout the quarter. However, we continued to experience lower rates of residential NAS turnover in our Fibe TV service areas compared to our non-Fibe TV service areas, as well as fewer wholesale customer losses to competitors year over year, both of which helped to moderate the overall number of residential access line losses this quarter.
     Business NAS losses were 2.1%, or 522, lower in Q1 2013. Despite ongoing competition in our large and mid-sized business markets and in our wholesale market, we experienced fewer NAS losses in these markets this quarter compared to the first quarter of last year. However, business NAS losses in Q1 2013 continued to reflect ongoing conversion of voice lines to IP-based services and softness in new business growth.

BCE INC.   Q1 2013   QUARTERLY REPORT   13

Management’s Discussion and Analysis

Long distance

Long distance revenues decreased 13.2% in the first quarter of 2013. The year-over-year decline reflected fewer minutes of use by residential and business customers resulting from NAS line losses, technology substitution to wireless and over-the-top Internet-based services, residential bundling competition, the continuing shift by residential customers from per-minute rate plans to unlimited or high-usage packages for a set monthly price, ongoing rate pressures in our business markets and a lower volume of global long distance minutes compared to Q1 2012 as a result of greater wholesale competition. Price increases moderated the overall rate of long distance revenue erosion this quarter.

Data

	Q1 2013	Q1 2012	CHANGE	% CHANGE
HIGH-SPEED INTERNET
High-speed Internet net activations	1,931	12,393	(10,462)	(84.4%	)
High-speed Internet subscribers	2,117,174	2,104,192	12,982	0.6%
TELEVISION (TV)
Net subscriber activations	13,971	17,623	(3,652)	(20.7%	)
Fibe TV	47,463	33,443	14,020	41.9%
Total subscribers	2,169,954	2,111,675	58,279	2.8%
Fibe TV	295,761	119,847	175,914	n.m.

n.m.: not meaningful

Data revenue increased 0.8% in the first quarter of 2013, due mainly to higher TV and Internet service revenues driven by strong Fibe customer growth and residential price increases for these services, higher IP broadband connectivity revenues and growth in data hosting. This was offset partly by a continued decline in basic legacy data services revenue from ongoing business customer migration to IP-based systems, competitive losses and pricing pressures in our business and wholesale markets, as well as lower year-over-year data product sales. Data product revenues were stronger in the first quarter of 2012 as a result of significant sales to large enterprise customers in the government sector that did not recur this year.
     High-speed Internet net subscriber activations were 1,931 in the first quarter of 2013, down from 12,393 in the first quarter of 2012. Although high-speed Internet net activations decreased year over year, mainly due to higher residential customer churn driven by aggressive service bundle offers from the cable competitors, Internet subscriber activations this quarter reflected the continued strong pull-through of Bell Fibe TV customer activations and improved business customer activations. At March 31, 2013, our total high-speed Internet connections were 2,117,174, compared to 2,104,192 one year earlier.
     We added 47,463 net new Fibe TV subscribers in the first quarter of 2013, up 41.9%, or 14,020, from the same quarter last year, bringing the total number of Fibe TV customers at the end of the quarter to 295,761. The year-over-year increase was driven by continued expansion of our IPTV service footprint and more competitive residential bundle offers in our core urban markets where Fibe TV and Fibe Internet services are available. Total TV net subscriber activations in Q1 2013 decreased 20.7% or 3,652, year over year, to 13,971 as a result of fewer satellite TV net activations attributable to aggressive customer conversion offers from cable TV competitors and the roll-outs of IPTV service by other competing service providers. At March 31, 2013, we had 2,169,954 TV subscribers, representing a 2.8% increase since the end of Q1 2012.

Equipment & other

Equipment and other revenues decreased 4.7% in the first quarter of 2013, due mainly to lower year-over-year legacy wireline equipment sales and promotional residential bundle discount offers that reduced the average retail price of our premium TV set-top boxes.

Bell Wireline EBITDA

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Operating costs	(1,550)	(1,576)	26	1.6%
EBITDA	958	1,003	(45)	(4.5%	)
EBITDA margin	38.2%	38.9%		(0.7) pts

14   BCE INC.   Q1 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Wireline EBITDA decreased 4.5% in the first quarter of 2013 with a margin decline to 38.2% from 38.9% in the first quarter of 2012. Bell Wireline results were impacted negatively this quarter by charges totalling $14 million related to a CRTC decision affecting our wholesale high-speed access services business. Excluding this regulatory impact, Bell Wireline EBITDA declined 3.1% with a stable year-over-year margin of 38.8%. The year-over-year decrease in Bell Wireline EBITDA this quarter resulted from ongoing declines in higher-margin legacy voice and data services that were not fully offset by growth in TV, residential Internet, IP broadband connectivity and managed data services revenue. Lower operating costs, which improved 1.6% in Q1 2013, moderated this decline. The year-over-year improvement in wireline operating costs was due to:

  lower cost of goods sold consistent with decreased product revenues lower network repair and maintenance costs
  reduced payment to other carriers
  decreased labour costs due to a reduced workforce and decreased use of outsourced labour and contractors lower bad debt expense
  decreased print and mail costs due to increased customer use of online billing further reductions in external supplier contract rates for billing and IT-related services cost savings from reduced customer call volumes and field service productivity improvements.

Increased TV programming costs, higher costs to support and deliver managed and professional service solutions to our business customers and increased marketing and sales expenses partly offset the improvement in Bell Wireline operating costs in Q1 2013. As referenced above, Bell Wireline operating costs this quarter also included a charge related to a CRTC decision impacting our wholesale high-speed access services business.

Bell Wireless Segment

Bell Wireless Revenue

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Service	1,303	1,216	87	7.2%
Product	93	94	(1)	(1.1%	)
Total external revenues	1,396	1,310	86	6.6%
Inter-segment revenues	13	16	(3)	(18.8%	)
Total revenue	1,409	1,326	83	6.3%

Bell Wireless operating revenues increased 6.3% in the first quarter of 2013, driven by higher year-over-year service revenue.
     Wireless service revenue was up 7.2% in Q1 2013 driven by growth of our wireless postpaid subscriber base and higher blended ARPU reflecting increased data usage from greater smartphone penetration and adoption of richer rate plans with more data included. Wireless data revenue was 23.9% higher this quarter, while wireless voice revenue decreased 1.0% year over year.
     Product revenue decreased 1.1% in the first quarter of 2013, despite higher year-over-year sales of more expensive smartphones, due to lower average handset pricing driven by competition and a greater number of discounted customer upgrades compared to the first quarter of 2012.

WIRELESS SUBSCRIBERS	Q1 2013	Q1 2012	CHANGE	% CHANGE
Average revenue per unit (ARPU) ($/month)	55.92	53.84	2.08	3.9%
Gross activations	371,217	388,146	(16,929)	(4.4%	)
Postpaid	295,136	293,572	1,564	0.5%
Prepaid	76,081	94,574	(18,493)	(19.6%	)
Net activations	(8,957)	(21,327)	12,370	58.0%
Postpaid	59,497	62,576	(3,079)	(4.9%	)
Prepaid	(68,454)	(83,903)	15,449	18.4%
Churn % (average per month)	1.65%	1.84%		(0.19) pts
Postpaid	1.25%	1.35%		(0.10) pts
Prepaid	3.79%	3.95%		(0.16) pts
Subscribers	7,672,075	7,406,155	265,920	3.6%
Postpaid	6,484,542	6,037,742	446,800	7.4%
Prepaid	1,187,533	1,368,413	(180,880)	(13.2%	)
Cost of acquisition (COA) ($/subscriber)	404	399	5	1.3%

Blended ARPU was up 3.9% in the first quarter of 2013. The increase can be attributed to growth in data usage, reflecting a higher percentage of postpaid customers in our overall customer base, a greater proportion of postpaid customers using smartphones and an increased number of postpaid customers in our subscriber base from western Canada. This was partly offset by the ongoing, but moderating, trend of declining voice ARPU.

BCE INC.   Q1 2013   QUARTERLY REPORT   15

Management’s Discussion and Analysis

     Data ARPU growth of 19.6% in Q1 2013 reflected increased use of e-mail, wireless Internet, text messaging, mobile TV and increased usage of streaming video/music services such as Youtube, as well as increased adoption of data plans driven by increased penetration of smartphones and other data devices such as tablets.
     Voice ARPU declined 4.3% in Q1 2013, mainly as a result of greater use of included-minute rate plans for both local and long distance calling, competitive pricing pressures and lower overall voice usage as customers increasingly substitute for data features and services.
     Postpaid gross activations in the first quarter of 2013 increased 0.5% over last year, reflecting the effectiveness of our promotions and marketing initiatives, strong sales execution, as well as the introduction of several new devices, including the Blackberry Z10 smartphone. This was achieved despite a maturing wireless market and a high level of competitive intensity as evidenced by heavily discounted smartphone pricing and aggressive promotional rate plan offers that included value-added services such as call display and voicemail and waived activation fees. Smartphone adoption rates remained high in Q1 2013 at 71% of total postpaid gross activations, compared to 64% in Q1 2012, increasing the percentage of postpaid subscribers with smartphones to 68% at March 31, 2013 compared to 52% one year earlier. These subscribers typically generate significantly higher ARPU and have lower churn rates than those with messaging and voice-only mobile devices, but the costs of acquisition and retention are higher due to significant handset discounting on multi-year contracts and renewals.
     Prepaid gross activations decreased 19.6% in Q1 2013. This was due to aggressive acquisition offers targeted at lower-value customers from both the newer wireless entrants and national wireless competitors’ discount brands that we chose not to match, reflecting our ongoing focus on postpaid subscriber acquisition.
     Accordingly, total gross wireless activations decreased 4.4% in Q1 2013, due to lower prepaid gross activations as described above.
     Our blended wireless churn rate improved 19 basis points to 1.65% in Q1 2013, due to lower postpaid and prepaid churn. Postpaid churn decreased 10 basis points to 1.25%, reflecting our focus on retaining high-value customers through device upgrades and lower customer deactivation rates on smartphones compared to other devices. Prepaid churn also decreased 16 basis points to 3.79% as a result of fewer customer deactivations year over year.
     Postpaid net activations decreased 4.9% in the first quarter of 2013, despite lower customer churn and relatively stable gross activations year over year, mainly as a result of fewer customer migrations from prepaid service compared to Q1 2012. Prepaid net customer losses improved 18.4% in Q1 2013, despite lower year-over-year gross activations, due to lower customer churn.
     At March 31, 2013, we provided service to 7,672,075 wireless subscribers, representing an increase of 3.6% since the end of Q1 2012. The proportion of Bell Wireless customers subscribing to postpaid service increased to 84.5% this quarter from 81.5% one year earlier.

Bell Wireless EBITDA

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Operating costs	(824)	(802)	(22)	(2.7%	)
EBITDA	585	524	61	11.6%
Total EBITDA margin	41.5%	39.5%		2.0 pts
Service EBITDA margin	44.9%	43.1%		1.8 pts

Bell Wireless EBITDA increased 11.6% in the first quarter of 2013, reflecting higher operating revenues as described above and well-controlled operating costs. As a result of strong double-digit EBITDA growth, Bell Wireless’ EBITDA margin based on wireless service revenue expanded to 44.9% this quarter from 43.1% in Q1 2012.
     Bell Wireless operating costs increased 2.7% in Q1 2013. The increase was due to higher wireless handset discounts driven by heavy discounting of smartphone prices in response to competitors’ offers sales, greater customer retention spending year over year, higher payments to other carriers driven by increased data roaming volume, as well as higher real estate costs associated with retail distribution and network expansion. These factors were offset partly by lower labour costs driven by reduced customer call volumes and productivity improvements, lower wireless content costs, decreased bad debt expense and lower sales-related costs.
     Wireless cost of acquisition per gross activation increased $5 over Q1 2012, reflecting higher per-unit handset discounts driven by aggressive handset pricing in the market.

16   BCE INC.   Q1 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Media Segment

Bell Media Revenue

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Total external revenue	474	478	(4)	(0.8%	)
Inter-segment revenue	39	34	5	14.7%
Total revenue	513	512	1	0.2%

Bell Media’s operating revenue was stable, year over year, increasing a modest 0.2% in Q1 2013, reflecting higher subscriber fee revenue driven by market-based rate increases charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports services. This was largely offset by lower advertising revenues compared to last year. Advertising demand, particularly in Bell Media’s conventional TV, sports specialty TV and radio properties, continued to be impacted by a soft advertising market across most industry sectors due to a slow-growing economy and the NHL lockout. Although the NHL resumed play in mid-January, fewer hockey games were broadcast this quarter compared to Q1 2012, resulting in lower advertising revenue year over year. Non-sports specialty TV advertising revenue was up modestly, year over year, reflecting strong growth in audience levels at The Comedy Network and Bravo.

Bell Media EBITDA

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Operating costs	(415)	(431)	16	3.7%
EBITDA	98	81	17	21.0%
EBITDA margin	19.1%	15.8%		3.3 pts

Bell Media’s EBITDA increased 21.0% in the first quarter of 2013, due to lower operating costs compared to the first quarter of 2012 as operating revenues were virtually unchanged, year over year.
     Bell Media’s operating costs improved 3.7% this quarter, reflecting savings in conventional TV programming costs compared to last year, NHL rights and production costs due to the delayed start of the hockey season, and reduced labour costs driven mainly by lower sales commissions consistent with the year-over-year decline in advertising sales. Lower year-over-year amortization of the fair value of certain programming rights which resulted from the allocation of the purchase price for CTV also contributed to lower Bell Media operating costs in Q1 2013. This was partly offset by higher advertising spending to promote CTV’s mid-season programming schedule.

Bell Aliant Segment

Bell Aliant Revenue

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Local and access	278	293	(15)	(5.1%	)
Long distance	73	82	(9)	(11.0%	)
Data(1)	213	195	18	9.2%
Wireless	24	22	2	9.1%
Equipment and other(1)	34	31	3	9.7%
Total external revenues	622	623	(1)	(0.2%	)
Inter-segment revenues	62	59	3	5.1%
Total revenue	684	682	2	0.3%

(1)	We have reclassified amounts for the prior period to make them consistent with the presentation for the current period.

Bell Aliant revenues remained relatively stable, year over year, increasing 0.3% this quarter. Growth in data, wireless and equipment and other revenues were largely offset by the continued declines in local and access and long distance revenues.
     Local and access revenues decreased 5.1% in Q1 2013. The decline resulted from a 5.2% reduction in Bell Aliant’s NAS customer base, reflecting competitive losses driven by aggressive pricing by competitors and substitution for other services including wireless and voice over internet protocol (VoIP) services. Revenue losses continue to be mitigated through programs targeted at retaining Bell Aliant’s highest value customers and through selective price increases that reflect the enhanced value provided through its bundled packages. At March 31, 2013, Bell Aliant had 2,459,262 NAS lines, compared to 2,593,939 NAS lines at the end of the first quarter of 2012.
     Long distance revenues were down 11.0% in Q1 2013. The decline was the result of lower NAS, technology substitution to wireless and IP-based services, as well as customer migration from per-minute plans to flat rate plans. The effects of these declines were offset partly by price increases.

BCE INC.   Q1 2013   QUARTERLY REPORT   17

Management’s Discussion and Analysis

     Data revenues increased 9.2% in Q1 2013. The year-over-year improvement was due to higher Internet and IPTV revenues. Growth in Internet revenues was driven by higher residential high-speed Internet ARPU, resulting from increased customer demand for higher bandwidth bundles and additional services, price increases, as well as a larger high-speed subscriber base compared to the previous year. At March 31, 2013, Bell Aliant had 927,111 high-speed Internet subscribers, which included 130,063 FibreOP customers, compared to 901,879 subscribers at the end of the first quarter of 2012, which included 60,276 FibreOP customers. Higher IPTV service revenue this quarter was driven by growth in Bell Aliant’s FibreOP TV customer base. Overall IPTV net activations in Q1 2013 were 14,250, compared to 7,874 in Q1 2012. At March 31, 2013, Bell Aliant had 137,270 IPTV customers, which included 112,454 FibreOP customers, compared to 84,934 at the end of the first quarter of 2012, which included 52,231 FibreOP customers.
     Wireless revenues in Q1 2013 increased 9.1%, year over year, as a result of a larger subscriber base compared to Q1 2012 and higher ARPU that reflected growth in smartphone users choosing enhanced voice and data plans. At March 31, 2013, Bell Aliant had 143,400 wireless customers, representing a 4.2% increase since the end of the first quarter of 2012.
     Equipment and other revenues were 9.7% higher in Q1 2013, due mainly to higher telephone pole rental revenue.

Bell Aliant EBITDA

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Operating costs	(363)	(361)	(2)	(0.6%	)
EBITDA	321	321	–	0.0%
EBITDA margin	46.9%	47.1%		(0.2) pts

Bell Aliant EBITDA in Q1 2013 was unchanged compared to the previous year, as slightly higher operating revenues were offset by modestly higher operating costs. Bell Aliant’s EBITDA was impacted negatively in Q1 2013 by $4 million related to a CRTC decision affecting its wholesale high-speed access services business. EBITDA margin declined by 20 basis points, year over year, to 46.9% as continued declines in higher-margin voice revenues and higher operating costs were not offset fully by growth in lower-margin data service revenues.
     Bell Aliant’s operating costs in Q1 2013 increased 0.6%, reflecting higher IPTV content and sales support costs to grow its FibreOP service, higher wireless handset discounts, as well as increased marketing and sales expenses attributable to growth in FibreOP subscribers and greater FibreOP advertising. Bell Aliant’s operating costs this quarter also included the effect of a charge related to a CRTC decision impacting its wholesale high-speed access services business. Lower labour costs from workforce reductions in 2012 and higher capitalization of labour expenses, savings from ongoing productivity initiatives and operating efficiencies, as well as lower general and administrative expenses largely offset the increase in operating costs this quarter.

18   BCE INC.   Q1 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	MARCH 31,	DECEMBER 31,
	2013	2012	$ CHANGE	% CHANGE
Debt due within one year(1)	3,131	2,136	995	46.6%
Long-term debt	13,998	13,886	112	0.8%
Preferred shares(2)	1,698	1,698	–	0.0%
Cash and cash equivalents	(1,155)	(129)	(1,026)	n.m.
Net debt	17,672	17,591	81	0.5%

(1)	Includes bank advances, notes payable and securitized trade receivables.
(2)	Assumes 50% debt classification of outstanding preferred shares of $3,395 million in 2013 and 2012, consistent with the treatment by certain credit rating agencies.
n.m.: not meaningful

The increase in total debt was due to:

  the issuance of medium-term debentures at Bell Canada with a total principal amount of $1 billion an increase in our finance lease obligations of $74 million an increase of $338 million in bank advances and notes payable partly offset by:

  $150 million early redemption of Series EA Debentures at Bell Canada
  $138 million of repayments under finance leases.

The increase in cash and cash equivalents was due to the issuance by Bell Canada of $1 billion Series M-26 MTN Debentures, free cash flow of $247 million and the issuance of preferred shares by Bell Aliant to non-controlling interest (NCI) of $230 million. These increases were partly offset by dividends paid on common shares of $440 million.

OUTSTANDING SHARE DATA

NUMBER OF
COMMON SHARES OUTSTANDING	SHARES
Outstanding, January 1, 2013	775,381,645
Shares issued under employee stock option plans	420,822
Shares issued under employee savings plans (ESP)	90,089
Outstanding, March 31, 2013	775,892,556

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
STOCK OPTIONS OUTSTANDING	OPTIONS	PRICE ($)
Outstanding, January 1, 2013	5,310,356	37
Granted	2,962,190	44
Exercised	(420,822)	30
Outstanding, March 31, 2013(1)	7,851,724	40

(1)	None of the options were vested at March 31, 2013.

BCE INC.   Q1 2013   QUARTERLY REPORT   19

Management’s Discussion and Analysis

CASH FLOWS

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Cash flows from operating activities	1,040	1,202	(162)	(13.5%	)
Bell Aliant dividends/distributions paid to BCE	48	48	–	0.0%
Capital expenditures	(722)	(817)	95	11.6%
Cash dividends paid on preferred shares	(26)	(33)	7	21.2%
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(73)	(79)	6	7.6%
Acquisition costs paid	10	25	(15)	(60.0%	)
Bell Aliant free cash flow	(30)	(15)	(15)	(100.0%	)
Free cash flow	247	331	(84)	(25.4%	)
Bell Aliant free cash flow, excluding dividends/distributions paid	(18)	(33)	15	45.5%
Acquisition costs paid	(10)	(25)	15	60.0%
Other investing activities	(3)	6	(9)	n.m.
Net issuance of debt instruments	1,056	192	864	n.m.
Reduction in securitized trade receivables	(14)	(12)	(2)	(16.7%	)
Issue of common shares	13	18	(5)	(27.8%	)
Issue of preferred shares	–	280	(280)	(100.0%	)
Issue of equity securities by subsidiaries to non-controlling interest	230	1	229	n.m.
Repurchase of common shares	–	(107)	107	100.0%
Cash dividends paid on common shares	(440)	(403)	(37)	(9.2%	)
Other financing activities	(35)	(24)	(11)	(45.8%	)
Net increase in cash and cash equivalents	1,026	224	802	n.m.

n.m.: not meaningful

Cash Flows from Operating Activities

The decrease in cash flows from operating activities was due to:

  a decrease in working capital due to timing of cash collections and payments higher income taxes paid of $44 million

these decreases were partly offset by:

  a decrease of $49 million in severance and other costs paid largely due to less workforce reduction initiatives in 2013 an increase of $44 million in EBITDA, exclusive of post-employment benefit plans service cost.

Capital Expenditures

	Q1 2013	Q1 2012	$ CHANGE	% CHANGE
Bell	594	680	(86)	(12.6%	)
Capital intensity ratio	13.7%	15.7%		(2.0) pts
Bell Aliant	128	137	(9)	(6.6%	)
Capital intensity ratio	18.7%	20.1%		(1.4) pts
BCE	722	817	(95)	(11.6%	)
Capital intensity ratio	14.7%	16.6%		(1.9) pts

Capital expenditures for BCE in the first quarter of 2013 were down $95 million, or 11.6%, year over year, reflecting lower spending at both Bell and Bell Aliant. As a percentage of revenue, capital expenditures for BCE were 14.7% in Q1 2013 compared to 16.6% in Q1 2012.
     At Bell, capital expenditures decreased $86 million, or 12.6%, in the first quarter of 2013, corresponding to a capital intensity ratio of 13.7% of revenue compared to 15.7% in the first quarter of 2012. The year-over-year reduction in capital expenditures was due mainly to higher spending in Q1 2012 for the construction and expansion of Bell’s 4G LTE network in urban markets, expansion of Bell-branded and The Source retail stores in western Canada, the development of customer self-service tools, as well as upgrades to Bell Media’s broadcast studios and TV production equipment ahead of the London Summer Olympic Games. Additionally, adverse weather conditions experienced during the quarter precipitated a delay in capital spending for the deployment of broadband fibre to residential homes, neighbourhoods, multiple-dwelling units (MDUs) and targeted businesses in Ontario and Québec, and for the expansion of our IPTV service footprint, until later this year.

20   BCE INC.   Q1 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Free Cash Flow

The decrease in free cash flow was due to lower cash flows from operating activities of $162 million offset partly by a decrease in capital expenditures of $95 million.

Debt Instruments

2013

In the first quarter of 2013, we issued $1,056 million of debt, net of repayments. This included the issuance of Series M-26 MTN Debentures at Bell Canada with a principal amount of $1 billion and issuances under notes payable and bank advances of $338 million, offset partly by the early repayment of Series EA Debentures at Bell Canada with a total principal amount of $150 million and payments under finance leases of $138 million.

2012

We issued $192 million of debt, net of repayments mainly from borrowings under notes payable and bank advances.

Issue of Preferred Shares

In the first quarter of 2012, BCE issued 11,200,000 Series AK Preferred Shares for gross proceeds of $280 million.

Issue of Equity Securities by Subsidiaries to NCI

In the first quarter of 2013, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $230 million.

Repurchase of Common Shares

In December 2011, BCE announced its plan to repurchase up to $250 million of its outstanding common shares through a normal course issuer bid. BCE repurchased and cancelled 2,604,439 of its common shares for a total cash outlay of $107 million under the program in 2012. The program was completed in March 2012.

Cash Dividends Paid on Common Shares

In the first quarter of 2013, cash dividends paid on common shares increased as we paid a dividend of $0.5675 per common share as compared to a dividend paid of $0.5175 per common share in the first quarter of 2012.

POST-EMPLOYMENT BENEFIT PLANS

For the three months ended March 31, 2013, we recorded a decrease in our post-employment benefit obligations and an actuarial gain, before taxes and NCI, in other comprehensive income of $68 million. This was due to a higher-than-expected return on plan assets partly offset by a decrease in the discount rate.
     For the three months ended March 31, 2012, we recorded an increase in our post-employment benefit obligations and an actuarial loss, before taxes and NCI, in other comprehensive loss of $210 million. This was due to a decrease in the discount rate partly offset by a higher-than-expected return on plan assets.

CREDIT RATINGS

Our key credit ratings remained unchanged from those described in the BCE 2012 Annual MD&A.

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2012 Annual MD&A.

BCE INC.   Q1 2013   QUARTERLY REPORT   21

Management’s Discussion and Analysis

LITIGATION

Recent Developments in Legal Proceedings

The following is an update to the legal proceedings described in the BCE 2012 AIF under the section Legal Proceedings (at pages 34 to 36 of the BCE 2012AIF), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov).

MediaTube Lawsuit

On April 23, 2013, a claim was filed in the Federal Court against Bell Canada and Bell Aliant Regional Communications Limited Partnership (collectively, the Defendants) by MediaTube Corp. and NorthVu Inc. The claim alleges that the Defendants, through their development and use of IPTV systems, infringed a patent owned by NorthVu Inc. and licensed to MediaTube Corp. In addition to declaratory and injunctive relief, the plaintiffs seek damages in the form of unpaid royalties in relation to the Defendants’ revenues from their IPTV services (the plaintiffs estimate the monetary value of these royalties by the time of trial will exceed $350 million) or an accounting of the Defendants’ profits, as well as punitive damages. The Defendants believe that they have strong defences and intend to vigorously defend their position and exercise all available indemnity recourses from third parties that provide the intellectual property upon which the Defendants’ IPTV services are based.

Updates to Our Regulatory Environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2012 Annual MD&A under the section Our Regulatory Environment (at pages 61 to 63 of the BCE 2012 Annual Report), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov).

RADIOCOMMUNICATION ACT

Spectrum Licence Transfers Consultation

On March 7, 2013, Industry Canada initiated a consultation process seeking comments on proposed revisions to its policy regarding spectrum licence transfers. Industry Canada’s current policy permits the transfer of spectrum licences, in whole or in part, subject to Industry Canada’s approval. The proposed revisions, if adopted, would significantly increase the number of criteria, many of which are of a subjective nature, which Industry Canada may consider when considering the approval of such transfers. The consultation also proposes a process which would result in certain transfers being subject to a more detailed review, if required by Industry Canada, likely resulting in additional delays, even if the transaction is ultimately approved. Industry Canada has noted that the consultation is one of several initiatives which the Government is undertaking to promote at least four wireless competitors in each region. The comment period ended on April 3, 2013, with reply comments accepted until May 3, 2013. Industry Canada indicated that a decision on the proposed policy would be made well in advance of the 700 MHz spectrum auction, which is scheduled to begin on November 19, 2013. In its submission filed on April 3, 2013, Bell Mobility took the position that the proposed changes were unnecessary since Industry Canada currently reviews all transfer requests and the Competition Bureau has jurisdiction to review transfers occurring as a result of an acquisition or merger. Bell Mobility also noted that the proposed revisions would increase regulatory uncertainty and are not well suited to the dynamic wireless industry.

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2012 Annual MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following:

Assumptions About the Canadian Economy

  growth in the Canadian economy of 1.5% in 2013 based on the Bank of Canada’s most recent estimate, a fifty basis point decrease compared with an earlier estimate of 2%.

22   BCE INC.   Q1 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Canadian Market Assumptions

  a slow pace of employment growth and new business formation affecting overall business customer demand;
  a sustained level of wireline and wireless competition in both consumer and business markets;
  higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution;
  increasing wireless industry penetration driven, in particular, by the accelerated adoption of smartphones, tablets and data applications, the expansion of LTE service in most urban and sub-urban markets, the proliferation of 4G devices, as well as population growth; and
  a soft advertising market for Bell Media.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  stabilizing residential NAS line erosion rate as we leverage our broadband investment in FibeTV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services;
  in particular, targeted retention and service bundle offers, customer win backs and better service execution to contribute to the improvement in residential NAS line losses year over year, subject to the risk of more aggressive service bundle offers from our cable TV competitors and increasingly affordable Canada-wide unlimited wireless plans, which could lead to higher residential NAS line losses;
  increased subscriber acquisition at Bell TV to be driven by increased customer adoption of Fibe TV, as we further extend our IPTV broadband fibre footprint in areas of Ontario and Québec, and our ability to seek greater penetration within the MDU market, capitalize on our extensive retail distribution network, which includes The Source, and leverage our market leadership position in HD programming;
  improved subscriber acquisition at Bell Internet through increased fibre coverage and speeds as we leverage our significant network capital investment and the implementation of new technologies to drive greater Fibe TV expansion and Internet attach rates;
  gradual improvement in the performance of our Business Markets unit based on increased business customer spending, new business formation and higher demand for connectivity and information and communications technology (ICT) services driven by a strengthening economy and an improvement in employment rates, subject to the risk of business customers adopting more conservative strategies which could result in lower capital spending requirements and deferral of ICT projects;
  continued customer migration to IP-based systems, increased competitive intensity in mass and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment and ongoing competitive reprice pressures in our business and wholesale markets; and
  cost savings to be achieved from management workforce attrition and retirements, call center efficiencies, field service productivity improvements, further reduction in supplier contract rates, lower print and mail costs, effective content cost management and reducing traffic that is not on our own network.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell Wireless to benefit from the flow-through of investments made in 2012 in customer acquisition and retention, along with continued strength in smartphone activations and data usage;
  continued aggressive competition in 2013 as competitors attempt to maintain or gain wireless market share;
  wireless revenue growth to be underpinned by continued growth in our subscriber base and ARPU, driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new services, and continued disciplined price management;
  Bell Wireless to benefit from ongoing technological improvements by manufacturers in our handset and device line-up and from faster data speeds that are allowing our clients to optimize the use of our services; and
  the proliferation of more expensive and sophisticated wireless devices, as well as heightened competitive activity, to exert pressure on EBITDA, due mainly to increased handset discount resulting in higher subscriber acquisition and customer retention costs.

Operational Assumptions Concerning Bell Media

  the non-recurrence, in 2013, of significant events that occurred in 2012, including the London Summer Olympic Games, the NHL lockout and retroactive rate increases for specialty programming services;
  the intended launch, in 2013, of our TV Everywhere product, a strategic initiative aimed at enabling us to deliver the best live sports, news and other premium content exclusively to broadcasting distribution undertakings’ (BDUs) subscribers;
  growth in subscriber revenues to be driven by contracted market-based rate increases for our specialty sports services;
  in conventional TV, building and maintaining strategic supply arrangements for content on four screens, continuing to successfully acquire high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality Canadian content, and producing market-leading news through investments in HD broadcasting and improvements to our news programming;

BCE INC.   Q1 2013   QUARTERLY REPORT   23

Management’s Discussion and Analysis

  increased costs to secure content in our sports broadcast operations as we face greater competition from both new entrants and established competitors, and as market rates for specialty content generally increase;
  in our non-sports specialty TV services, investment in quality programming and production, marketing and ongoing development of key brand partnership initiatives with respect to our existing services; and
  the achievement of cost management by maximizing assets, achieving productivity gains and pursuing operational efficiencies.

Please see the section entitled Business Outlook and Assumptions in the BCE 2012 Annual MD&A at pages 31 to 33 of the BCE 2012 Annual Report for a more complete description of certain of the above and other assumptions for 2013 that we made in preparing forward-looking statements, which section is, except to the extent modified in this MD&A, incorporated herein by reference. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial position or results of operation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2012 Annual MD&A we provided a detailed review of risks that could affect our business, financial position and results of operation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described in the BCE 2012 Annual MD&A included, without limitation, risks associated with:

  the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;
  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services;
  the increased adoption by customers of alternative TV services;
  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels;
  regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters;
  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;
  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities and other assets;
  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;
  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;
  our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment;
  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;
  increased contributions to post-employment benefit plans;
  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;
  the complexity of our product offerings and pricing plans;
  labour disruptions;
  employee retention and performance;
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;
  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;
  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations;
  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;
  launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership;
  the theft of our direct-to-home (DTH) satellite television services;
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and competitive pressures;
  the adverse effect of new technology and increasing fragmentation in Bell Media’s television and radio markets;
  health concerns about radio frequency emissions from wireless devices;

24   BCE INC.   Q1 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;
  there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained;
  stock market volatility;
  our failure to evolve practices and effectively monitor and control fraudulent activities; and
  the expected timing and completion of the proposed acquisition by BCE of Astral is subject to approval by the CRTC, other closing conditions, termination rights and other risks and uncertainties; accordingly, there can be no certainty that the transaction will be completed or that anticipated benefits will be realized.

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2012 Annual MD&A at pages 64 to 72 of the BCE 2012 Annual Report and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2012 Annual MD&A, at pages 56 to 63 of the BCE 2012 Annual Report for a more complete description of the above-mentioned and other risks, which sections are incorporated herein by reference.

Our Accounting Policies

BCE’s 2013 first quarter consolidated interim financial statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on May 8, 2013. BCE’s consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in BCE’s consolidated financial statements for the year ended December 31, 2012, except as noted below. The consolidated interim financial statements do not include all of the notes required in annual financial statements.

ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2013, we adopted the following new or amended accounting standards on a retrospective basis.

IAS 19

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded benefit plan includes net interest expense or income, calculated by applying the discount rate to the net defined benefit (DB) pension asset or liability, replacing the finance charge and expected return on plan assets, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities are required to segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB pension liabilities (assets) and remeasurements of the net DB pension liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB plans.
     These amendments did not impact our consolidated statements of financial position or our consolidated statements of cash flows. The impact of the decrease in the expected return on plan assets, as a result of the amended standard, on our consolidated income statements and consolidated statements of comprehensive income are as follows:

FOR THE PERIOD ENDED MARCH 31	2012
Interest on post-employment benefit obligations increase	(60)
Income taxes decrease	15
Net earnings decrease	(45)
Actuarial losses on post-employment benefit plans decrease/Other comprehensive loss decrease	45
Net earnings per common share decrease (Basic and Diluted)	(0.05)

BCE INC.   Q1 2013   QUARTERLY REPORT   25

Management’s Discussion and Analysis

IFRS 11

In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method.
     As a result of adopting IFRS 11, we account for our 50% interest in Inukshuk Limited Partnership (Inukshuk) as a joint operation. Inukshuk was previously classified as a joint venture and accounted for using the equity method. IFRS 11 did not have a material impact on our consolidated income statements or our consolidated statements of cash flows. The impacts on our consolidated statements of financial position are as follows:

	DECEMBER 31,	JANUARY 1,
	2012	2012
Increase/(Decrease) in:
Cash	2	2
Trade and other receivables	–	27
Property, plant and equipment	–	17
Intangible assets	96	208
Investments in associates and joint ventures	(97)	(213)
Trade payables and other liabilities	1	15
Debt due within one year	–	26

The following new or amended standards did not have a significant impact on our consolidated interim financial statements.

IFRS 7

In December 2011, the IASB amended IFRS 7 – Financial Instruments: Disclosures, to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position.
     This amendment did not impact our disclosures as we do not have any material offsetting arrangements.

IFRS 10

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities.
     The adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries and investees.

IFRS 12

In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.
     As required, the enhanced disclosures will be included in our annual financial statements for the year ended December 31, 2013.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.
     The adoption of IFRS 13 did not result in any measurement adjustments or changes to our fair value valuation techniques. We have included the quarterly disclosure requirements in Note 9, Fair Value of Financial Assets and Liabilities in BCE’s Q1 2013 consolidated interim financial statements.

IAS 1

In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income and their classification within other comprehensive income.
     As a result of adopting the amendments to IAS 1, we have grouped items within our Consolidated Statement of Comprehensive Income by those that will be reclassified subsequently to net earnings and those that will not be reclassified to net earnings.

26   BCE INC.   Q1 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

CHANGE IN ACCOUNTING ESTIMATE

As part of our annual review of the useful lives of property, plant and equipment and finite-life intangible assets, we changed the useful lives of fibre optic cable (excluding submarine cable) from 20 to 25 years, certain customer premise equipment from 3 and 8 years to 5 years, certain IT and network software from a range of 3 to 5 years to a range of 3 to 12 years, and certain broadcasting equipment from 15 to 20 years to better reflect their useful lives. The changes have been applied prospectively effective January 1, 2013 and will decrease depreciation and amortization expense for these assets for the year ended December 31, 2013 by approximately $100 million.

Controls and Procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

EBITDA

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3, Segmented Information, in BCE’s Q1 2013 consolidated financial statements.
     We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

	Q1 2013	Q1 2012
Net earnings	672	631
Severance, acquisition and other costs	33	19
Depreciation	675	646
Amortization	163	181
Finance costs
Interest expense	221	207
Interest on post-employment benefit obligations	37	33
Other (income) expense	(80)	21
Income taxes	241	191
EBITDA	1,962	1,929

BCE INC.   Q1 2013   QUARTERLY REPORT   27

Management’s Discussion and Analysis

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies.
     Starting in 2013, our definition of Adjusted net earnings has been modified to exclude premiums on early redemption of debt to align with the reporting practices of our peers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	Q1 2013		Q1 2012
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	566	0.73	531	0.69
Severance, acquisition and other costs	23	0.03	14	0.01
Net gain on investments	(2)	–	(8)	(0.01)
Premium on early redemption of debt	12	0.01	–	–
Adjusted net earnings	599	0.77	537	0.69

FREE CASH FLOW

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.
     Starting in 2013, our definition of free cash flow has been modified to exclude voluntary pension funding because it is a discretionary use of excess cash. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to NCI, and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q1 2013	Q1 2012
Cash flows from operating activities	1,040	1,202
Bell Aliant dividends/distributions to BCE	48	48
Capital expenditures	(722)	(817)
Cash dividends paid on preferred shares	(26)	(33)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(73)	(79)
Acquisition costs paid	10	25
Bell Aliant free cash flow	(30)	(15)
Free cash flow	247	331

28   BCE INC.   Q1 2013   QUARTERLY REPORT

Consolidated Income Statements

FOR THE PERIOD ENDED		MARCH 31,	MARCH 31,
(in millions of Canadian dollars, except share amounts) (unaudited)	NOTE	2013	2012
Operating revenues	3	4,919	4,910
Operating costs	4	(2,957)	(2,981)
Severance, acquisition and other costs		(33)	(19)
Depreciation		(675)	(646)
Amortization		(163)	(181)
Finance costs
Interest expense		(221)	(207)
Interest on post-employment benefit obligations	8	(37)	(33)
Other income (expense)	5	80	(21)
Earnings before income taxes		913	822
Income taxes		(241)	(191)
Net earnings		672	631
Net earnings attributable to:
Common shareholders		566	531
Preferred shareholders		33	35
Non-controlling interest		73	65
Net earnings		672	631
Net earnings per common share
Basic	6	0.73	0.69
Diluted	6	0.73	0.69

Average number of common shares outstanding – basic (millions)		775.7	774.3

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED	MARCH 31,	MARCH 31,
(in millions of Canadian dollars) (unaudited)	2013	2012
Net earnings	672	631
Other comprehensive income (loss), net of income taxes
Items that will be reclassified subsequently to net earnings
Net change in value on available-for-sale financial assets, net of income taxes of nil at March 31, 2013 and 2012	3	3
Net change in value on derivatives designated as cash flow hedges, net of income taxes of nil and $5 million at March 31, 2013 and 2012, respectively	(1)	(13)
Items that will not be reclassified to net earnings
Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($20) million and $55 million at March 31, 2013 and 2012, respectively	48	(155)
Other comprehensive income (loss)	50	(165)
Total comprehensive income	722	466
Total comprehensive income attributable to:
Common shareholders	606	387
Preferred shareholders	33	35
Non-controlling interest	83	44
Total comprehensive income	722	466

BCE INC.   Q1 2013   QUARTERLY REPORT   29

Consolidated Statements of Financial Position

		MARCH 31,	DECEMBER 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2013	2012
ASSETS
Current assets
Cash		116	119
Cash equivalents		1,039	10
Trade and other receivables		2,794	2,910
Current tax receivable		15	36
Inventory		390	392
Prepaid expenses		468	301
Other current assets		138	145
Total current assets		4,960	3,913
Non-current assets
Property, plant and equipment		19,951	20,007
Intangible assets		8,197	8,183
Deferred tax assets		285	244
Investments in associates and joint ventures		812	800
Other non-current assets		784	637
Goodwill		7,189	7,185
Total non-current assets		37,218	37,056
Total assets		42,178	40,969

LIABILITIES
Current liabilities
Trade payables and other liabilities		3,576	3,916
Interest payable		146	128
Dividends payable		472	453
Current tax liabilities		170	113
Debt due within one year		3,131	2,136
Total current liabilities		7,495	6,746
Non-current liabilities
Long-term debt	7	13,998	13,886
Deferred tax liabilities		793	761
Post-employment benefit obligations		3,356	3,422
Other non-current liabilities		1,380	1,429
Total non-current liabilities		19,527	19,498
Total liabilities		27,022	26,244

EQUITY
Equity attributable to BCE shareholders
Preferred shares	10	3,395	3,395
Common shares	10	13,629	13,611
Contributed surplus		2,581	2,557
Accumulated other comprehensive loss		(4)	(6)
Deficit		(5,534)	(5,682)
Total equity attributable to BCE shareholders		14,067	13,875
Non-controlling interest		1,089	850
Total equity		15,156	14,725
Total liabilities and equity		42,178	40,969

30   BCE INC.   Q1 2013   QUARTERLY REPORT

Consolidated Statements of Changes in Equity

	ATTRIBUTABLE TO BCE SHAREHOLDERS
				ACCUMULATED
				OTHER			NON-
FOR THE PERIOD ENDED MARCH 31, 2013	PREFERRED	COMMON	CONTRIBUTED	COMPREHEN-			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	SHARES	SHARES	SURPLUS	SIVE LOSS	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2013	3,395	13,611	2,557	(6)	(5,682)	13,875	850	14,725
Net earnings	–	–	–	–	599	599	73	672
Other comprehensive income	–	–	–	2	38	40	10	50
Total comprehensive income	–	–	–	2	637	639	83	722
Common shares issued under stock option plan	–	14	(1)	–	–	13	–	13
Common shares issued under employee savings plan	–	4	–	–	–	4	–	4
Other share-based payments	–	–	25	–	3	28	2	30
Dividends declared on BCE common and preferred shares	–	–	–	–	(485)	(485)	–	(485)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(78)	(78)
Equity securities issued by subsidiaries to non-controlling interest	–	–	–	–	–	–	225	225
Equity transaction with non-controlling interest	–	–	–	–	(7)	(7)	7	–
Balance at March 31, 2013	3,395	13,629	2,581	(4)	(5,534)	14,067	1,089	15,156

	ATTRIBUTABLE TO BCE SHAREHOLDERS
					ACCUMULATED
					OTHER
			SHARES		COMPREHEN-			NON-
FOR THE PERIOD ENDED MARCH 31, 2012	PREFERRED	COMMON	SUBJECT TO	CONTRIBUTED	SIVE (LOSS)			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	SHARES	SHARES	CANCELLATION	SURPLUS	INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2012	3,115	13,566	(50)	2,527	5	(5,385)	13,778	981	14,759
Net earnings	–	–	–	–	–	566	566	65	631
Other comprehensive loss	–	–	–	–	(11)	(133)	(144)	(21)	(165)
Total comprehensive (loss) income	–	–	–	–	(11)	433	422	44	466
Preferred shares issued	280	–	–	–	–	(3)	277	–	277
Common shares issued under stock option plan	–	20	–	(2)	–	–	18	–	18
Common shares repurchased and cancelled	–	(46)	–	(3)	–	(58)	(107)	–	(107)
Common shares subject to cancellation	–	–	50	–	–	–	50	–	50
Other share-based payments	–	–	–	14	–	(4)	10	1	11
Dividends declared on BCE common and preferred shares	–	–	–	–	–	(455)	(455)	–	(455)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	–	(79)	(79)
Equity securities issued by subsidiaries to non-controlling interest	–	–	–	–	–	–	–	1	1
Balance at March 31, 2012	3,395	13,540	–	2,536	(6)	(5,472)	13,993	948	14,941

BCE INC.   Q1 2013   QUARTERLY REPORT   31

Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED		MARCH 31,	MARCH 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2013	2012
Cash flows from operating activities
Net earnings		672	631
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs		33	19
Depreciation and amortization		838	827
Post-employment benefit plans cost	8	114	99
Net interest expense		220	207
Gain on investments		(2)	(8)
Income taxes		241	191
Contributions to post-employment benefit plans		(98)	(86)
Payments under other post-employment benefit plans		(18)	(18)
Severance and other costs paid		(49)	(98)
Acquisition costs paid		(10)	(25)
Interest paid		(196)	(180)
Income taxes paid (net of refunds)		(148)	(104)
Net change in operating assets and liabilities		(557)	(253)
Cash flows from operating activities		1,040	1,202
Cash flows used in investing activities
Capital expenditures		(722)	(817)
Other investing activities		(3)	6
Cash flows used in investing activities		(725)	(811)
Cash flows from (used in) financing activities
Increase in notes payable and bank advances		338	266
Reduction in securitized trade receivables		(14)	(12)
Issue of long-term debt		1,007	11
Repayment of long-term debt		(289)	(85)
Issue of common shares		13	18
Issue of preferred shares		–	280
Issue of equity securities by subsidiaries to non-controlling interest		230	1
Repurchase of common shares		–	(107)
Cash dividends paid on common shares		(440)	(403)
Cash dividends paid on preferred shares		(26)	(33)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(73)	(79)
Other financing activities		(35)	(24)
Cash flows from (used in) financing activities		711	(167)
Net (decrease) increase in cash		(3)	2
Cash at beginning of period		119	132
Cash at end of period		116	134
Net increase in cash equivalents		1,029	222
Cash equivalents at beginning of period		10	45
Cash equivalents at end of period		1,039	267

32   BCE INC.   Q1 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

These consolidated interim financial statements should be read in conjunction with BCE’s 2012 annual consolidated financial statements, approved by BCE’s board of directors on March 7, 2013.

These notes are unaudited.

We, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries, joint ventures and associates.

Note 1: Corporate Information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Building A, 8th floor, Verdun, Québec, Canada. BCE is a communications and media company providing wireline, wireless, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides specialty TV, digital media, conventional TV and radio broadcasting services to customers across Canada.

Note 2: Basis of Presentation and Significant Accounting Policies

These consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on May 8, 2013. These consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2012, except as noted below. The consolidated interim financial statements do not include all of the notes required in annual financial statements.
     All amounts are in millions of Canadian dollars, except where noted.

ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2013, we adopted the following new or amended accounting standards on a retrospective basis.

IAS 19

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded benefit plan includes net interest expense or income, calculated by applying the discount rate to the net defined benefit (DB) pension asset or liability, replacing the finance charge and expected return on plan assets, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities are required to segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB pension liabilities (assets) and remeasurements of the net DB pension liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB plans.
     These amendments did not impact our consolidated statements of financial position or our consolidated statements of cash flows. The impact of the decrease in the expected return on plan assets, as a result of the amended standard, on our consolidated income statements and consolidated statements of comprehensive income are as follows:

FOR THE PERIOD ENDED MARCH 31	2012
Interest on post-employment benefit obligations increase	(60)
Income taxes decrease	15
Net earnings decrease	(45)
Actuarial losses on post-employment benefit plans decrease/Other comprehensive loss decrease	45
Net earnings per common share decrease (Basic and Diluted)	(0.05)

BCE INC.   Q1 2013   QUARTERLY REPORT   33

Notes to Consolidated Financial Statements

IFRS 11

In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method.
     As a result of adopting IFRS 11, we account for our 50% interest in Inukshuk Limited Partnership (Inukshuk) as a joint operation. Inukshuk was previously classified as a joint venture and accounted for using the equity method. IFRS 11 did not have a material impact on our consolidated income statements or our consolidated statements of cash flows. The impacts on our consolidated statements of financial position are as follows:

	DECEMBER 31,	JANUARY 1,
	2012	2012
Increase/(Decrease) in:
Cash	2	2
Trade and other receivables	–	27
Property, plant and equipment	–	17
Intangible assets	96	208
Investments in associates and joint ventures	(97)	(213)
Trade payables and other liabilities	1	15
Debt due within one year	–	26

The following new or amended standards did not have a significant impact on our consolidated interim financial statements.

IFRS 7

In December 2011, the IASB amended IFRS 7 – Financial Instruments: Disclosures, to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position.
     This amendment did not impact our disclosures as we do not have any material offsetting arrangements.

IFRS 10

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities.
     The adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries and investees.

IFRS 12

In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.
     As required, the enhanced disclosures will be included in our annual financial statements for the year ended December 31, 2013.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.
     The adoption of IFRS 13 did not result in any measurement adjustments or changes to our fair value valuation techniques. We have included the quarterly disclosure requirements in Note 9, Fair Value of Financial Assets and Liabilities.

IAS 1

In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income and their classification within other comprehensive income.
     As a result of adopting the amendments to IAS 1, we have grouped items within our Consolidated Statement of Comprehensive Income by those that will be reclassified subsequently to net earnings and those that will not be reclassified to net earnings.

34   BCE INC.   Q1 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

CHANGE IN ACCOUNTING ESTIMATE

As part of our annual review of the useful lives of property, plant and equipment and finite-life intangible assets, we changed the useful lives of certain network assets, customer premise equipment, software and broadcasting equipment to better reflect their useful lives. The changes include increases and decreases to useful lives and have been applied prospectively effective January 1, 2013. On a net basis, depreciation and amortization expense for these assets decreased as a result of the changes.

Note 3: Segmented Information

The following tables present financial information by segment for the period ended March 31, 2013 and 2012.

					INTER-			INTER-
					SEGMENT			SEGMENT
FOR THE PERIOD ENDED		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
MARCH 31, 2013	NOTE	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		2,427	1,396	474		4,297	622	–	4,919
Inter-segment		81	13	39	(82)	51	62	(113)	–
Total operating revenues		2,508	1,409	513	(82)	4,348	684	(113)	4,919
Operating costs	4	(1,550)	(824)	(415)	82	(2,707)	(363)	113	(2,957)
Segment profit(1)		958	585	98	–	1,641	321	–	1,962
Severance, acquisition and other costs		(24)	(1)	(6)	–	(31)	(2)	–	(33)
Depreciation and amortization		(558)	(119)	(23)	–	(700)	(138)	–	(838)
Finance costs
Interest expense									(221)
Interest on post-employment benefit obligations	8								(37)
Other income	5								80
Earnings before income taxes									913

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

					INTER-			INTER-
					SEGMENT			SEGMENT
FOR THE PERIOD ENDED		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
MARCH 31, 2012	NOTE	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		2,499	1,310	478	–	4,287	623	–	4,910
Inter-segment		80	16	34	(83)	47	59	(106)	–
Total operating revenues		2,579	1,326	512	(83)	4,334	682	(106)	4,910
Operating costs	4	(1,576)	(802)	(431)	83	(2,726)	(361)	106	(2,981)
Segment profit(1)		1,003	524	81	–	1,608	321	–	1,929
Severance, acquisition and other costs		2	(7)	(11)	–	(16)	(3)	–	(19)
Depreciation and amortization		(540)	(117)	(28)	–	(685)	(142)	–	(827)
Finance costs
Interest expense									(207)
Interest on post-employment benefit obligations	8								(33)
Other expense	5								(21)
Earnings before income taxes									822

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE INC.   Q1 2013   QUARTERLY REPORT   35

Notes to Consolidated Financial Statements

Note 4: Operating Costs

FOR THE PERIOD ENDED MARCH 31	NOTE	2013	2012
Labour costs
Wages, salaries and related taxes and benefits(1)		(1,016)	(1,018)
Post-employment benefit plans service cost (net of capitalized amounts)	8	(77)	(66)
Other labour costs(1) (2)		(238)	(245)
Less:
Capitalized labour(1)		226	220
Total labour costs		(1,105)	(1,109)
Cost of revenues(1) (3)		(1,416)	(1,425)
Other operating costs(1) (4)		(436)	(447)
Total operating costs		(2,957)	(2,981)

(1)	We have reclassified amounts for the prior year to make them consistent with the presentation for the current period.
(2)	Other labour costs include contractor and outsourcing costs.
(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 5: Other Income (Expense)

FOR THE PERIOD ENDED MARCH 31	NOTE	2013	2012
Net mark-to-market gains (losses) on derivatives used as economic hedges		71	(23)
Pension surplus entitlement		36	–
Premium on early redemption of debt	7	(17)	–
Losses on disposal/retirement of software, plant and equipment		(12)	(10)
Gain on investments		2	8
Other		–	4
Other income (expense)		80	(21)

Note 6: Earnings Per Share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE PERIOD ENDED MARCH 31	2013	2012
Net earnings attributable to common shareholders – basic	566	531
Dividends declared per common share (in dollars)	0.5825	0.5425
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	775.7	774.3
Assumed exercise of stock options(1)	0.6	0.4
Weighted average number of common shares outstanding – diluted	776.3	774.7

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,634,898 in the first quarter of 2013 and 2,645,944 in the first quarter of 2012.

Note 7: Long-term Debt

On March 22, 2013, Bell Canada issued 3.35% Series M-26 medium-term notes (MTN) debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 22, 2023.
     On February 11, 2013, Bell Canada redeemed early its 10.0% Series EA debentures, issued under its 1976 trust indenture, having an outstanding principal amount of $150 million which was due on June 15, 2014. We incurred a $17 million charge for the premium on early redemption of debt which is recorded in Other income (expense).

36   BCE INC.   Q1 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 8: Post-employment Benefit Plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include DB pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The costs of these plans are tabled below.

Components of Post-employment Benefit Plans Service Cost

FOR THE PERIOD ENDED MARCH 31	2013	2012
DB pension	(62)	(53)
DC pension	(25)	(21)
OPEBs	(2)	(2)
Less:
Capitalized benefit plans cost	12	10
Total post-employment benefit plans service cost included in operating costs	(77)	(66)
Other benefits recognized in Severance, acquisition and other costs	8	–
Total post-employment benefit plans service cost	(69)	(66)

Components of Post-employment Benefit Plans Financing Cost

FOR THE PERIOD ENDED MARCH 31	2013	2012
DB pension plans	(21)	(16)
OPEB plans	(16)	(17)
Total interest on post-employment benefit obligations	(37)	(33)

Note 9: Fair Value of Financial Assets and Liabilities

FAIR VALUE

The following table shows the fair value of our financial liabilities and derivatives. All other financial assets, financial liabilities and derivatives carried at fair value are individually and in aggregate immaterial.

			MARCH 31, 2013		DECEMBER 31, 2012
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
Carried at amortized cost
CRTC deferral account obligation	Other current and non-current liabilities	Present value of estimated future cashflows discounted using observable market interest rates	321	334	337	352
CRTC tangible benefits obligation	Other current and non-current liabilities	Present value of estimated future cashflows discounted using observable market interest rates	163	168	174	178
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cashflows discounted using observable market interest rates	15,173	17,765	14,389	16,895
Carried at fair value
Equity forward contracts(1)	Other current and non-current assets	Settlement value calculated using quoted market price of BCE shares and observable market interest rates	175	175	106	106

(1)	The effect on net earnings of a 10% change in the market price of BCE’s common shares is $58 million at March 31, 2013.

BCE INC.   Q1 2013   QUARTERLY REPORT   37

Notes to Consolidated Financial Statements

Note 10: Share Capital

CONVERSION OF PREFERRED SHARES

On March 1, 2013, BCE converted 4,415,295 of its 9,244,555 Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares), on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). In addition, on March 1, 2013, 240,675 of BCE’s 10,755,445 Series AD Preferred Shares were converted, on a one-for-one basis, into Series AC Preferred Shares. As a result, 5,069,935 Series AC Preferred Shares and 14,930,065 Series AD Preferred Shares remain outstanding.
     The dividend on the Series AC Preferred Shares was reset for the next five years on March 1, 2013 from 4.6% to 3.55%. The Series AD Preferred Shares will continue to pay a monthly floating adjustable cash dividend.
     Dividends on all series of preferred shares will be paid as and when declared by the board of directors of BCE.

Note 11: Share-Based Payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

FOR THE PERIOD ENDED MARCH 31	2013	2012
Employee savings plans (ESPs)	(9)	(8)
Restricted share units (RSUs)	(12)	(9)
Deferred share plans – Bell Aliant	(3)	(4)
Other(1)	(3)	(2)
Total share-based payments	(27)	(23)

(1)	Includes deferred share units (DSUs) and stock options.

The following tables show the change in outstanding ESPs, RSUs, DSUs and stock options for the period ended March 31, 2013.

ESPs

NUMBER
OF ESPs
Unvested contributions, January 1, 2013	1,290,286
Contributions	151,176
Dividends credited	7,918
Vested	(151,633)
Forfeited	(26,494)
Unvested contributions, March 31, 2013	1,271,253

RSUs

NUMBER
OF RSUs
Oustanding, January 1, 2013	2,468,405
Granted	1,202,324
Dividends credited	32,929
Settled	(46,349)
Forfeited	(12,564)
Outstanding, March 31, 2013	3,644,745

DSUs

NUMBER
OF DSUs
Outstanding, January 1, 2013	3,305,861
Issued	195,359
Dividends credited	43,943
Settled	(9,783)
Outstanding, March 31, 2013	3,535,380

38   BCE INC.   Q1 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

STOCK OPTIONS

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
	OPTIONS	PRICE ($)
Outstanding, January 1, 2013	5,310,356	37
Granted	2,962,190	44
Exercised(1)	(420,822)	30
Outstanding, March 31, 2013(2)	7,851,724	40

(1)	The weighted average share price for options exercised during the quarter was $45.
(2)	None of the options were vested at March 31, 2013.

Assumptions Used in Stock Option Pricing Model

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2013
Weighted average fair value per option granted ($)	$2.81
Weighted average share price ($)	$45
Weighted average exercise price ($)	$44
Dividend yield	5.2%
Expected volatility	18%
Risk-free interest rate	1.3%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on government of Canada bonds at the date of grant with a term equal to the expected life of the options.

BCE INC.   Q1 2013   QUARTERLY REPORT   39

This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

Investor Relations
Building A, 8th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec
H3E 3B3
www.bce.ca
e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970

For additional copies of these statements, please contact investor relations.

For further information concerning the Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

Canadian Stock Transfer Company Inc.
320 Bay Street, 3rd floor
Toronto, Ontario
M5H 4A6
tel: 416-360-7725 or 1-800-561-0934
fax: 416-643-5501 or 1-888-249-6189
e-mail: bce@canstockta.com

Pour obtenir un exemplaire de la version française de ce document, contactez les Relations avec les investisseurs.

PRINTED IN CANADA / 13-05 BCE-1E